UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

January 9, 2008

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

TRADING UPDATE

Crucell reports positive cash flow for full year 2007.
Operating cash flow increased to over €18 million.
Revenue and operating income for the year adjusted to €213 million.

Leiden, The Netherlands, 9 January 2008 - Dutch biotechnology company Crucell N.V. today released preliminary results in which the company announced that it generated a positive cash flow of over €5 million in 2007. Net operational cash flow increased to over €18 million compared to previous guidance of break-even. Operational cash flow in 2006 was €54 million negative. The company revised its revenue and operating income guidance for the year 2007 to €213 million. The revision was made in the light of revenue recognition of an agreement it entered into with Sanofi Pasteur and persistent weakness in the U.S. dollar in the final quarter of 2007. Revenues and operating income in 2007 increased by more than 50% over reported revenues in 2006.

Strong cash flow in the fourth quarter was related to strong sales of pediatric and travel vaccines and other contractual payments, which included a €10 million payment from Sanofi Pasteur. The company’s net working capital position improved significantly during the fourth quarter, contributing directly to an increase cash flow from operating activities. The company’s cash and cash equivalents at December 31, 2007 amount to €163 million compared to €158 million at the beginning of the year.

On 3 January 2008, Crucell announced that it entered into an agreement with Sanofi Pasteur, the vaccines division of sanofi-aventis Group, to develop, manufacture and commercialize Crucell’s rabies monoclonal antibodies. Under the terms of the agreement, Crucell will continue to perform development activities and will manufacture the final product. Under IFRS accounting policies, these future performance obligations imply that the initial payment of €10 million can not be recognized as revenue in 2007, but should be deferred to future years. Historically Crucell’s revenues are concentrated in the fourth quarter due to the seasonal nature of the business. The decline in the dollar beyond the 1.45 level against the euro therefore negatively influenced dollar-related revenues when translated into Crucell’s reporting currency, euros. In November and December, in excess of 60% of Crucell’s revenues were in dollars or dollar-related currencies.

Leonard Kruimer, Chief Financial Officer, said “We are very pleased that in 2007 we turned the corner and the company generated cash for the first time in the company’s history. Strong revenue growth and improvements in working capital have significantly raised our cash position at year-end.” He continued: “We deliberately negotiated a deal structure with Sanofi Pasteur, whereby Crucell continues to develop the product and retains distribution rights to major markets. The consequence of our continued involvement in accounting terms is that we can not recognize revenues on payments under this agreement in 2007. This agreement, however, will positively impact Crucell’s revenues in 2008 and the following years. Combined with the effects of the deteriorating dollar exchange rate, full-year revenues for 2007 will not meet market consensus. However, we are convinced that the deal structure provides optimal future value to the company and our shareholders.”

These preliminary results have not been audited and could deviate from actual results. The company will release its detailed Q4/full year 2007 results on 12 February 2008.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell’s core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad pipeline, with several products based on its unique PER.C6® production technology in development. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with reconciliation to the generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Media:	Investors/Analysts:
Barbara Mulder	Oya Yavuz
Director Corporate Communications	Director Investor Relations
Tel: +31-(0)71-519 7346	Tel. +31-(0)71-519 7064
press@crucell.com	ir@crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
January 9, 2008 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations